EXHIBIT 99.1

Endeavour Silver Produces 1,458,448 oz Silver and 9,194 oz Gold for 2.2 Million oz Silver Equivalent in Q3 2022

VANCOUVER, British Columbia, Oct. 11, 2022 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (“Endeavour” or the “Company”) (NYSE: EXK; TSX: EDR) (“Endeavour” or the “Company”) is pleased to report third quarter 2022 production of 1,458,448 silver ounces (oz) and 9,194 gold oz, for silver equivalent1 (“AgEq”) production of 2.2 million oz, totalling 6.3 million AgEq oz for the 9 months ended September 30, 2022. Annual production is trending towards the upper end of the guidance range for the year, forecasted at 7.6 to 8.0 million AgEq oz.

“The ore grades processed at Guanacevi continue to exceed plan, which has positioned the Company to meet the upper end of our improved production guidance. The outperformance is well timed, as we continue to face financial pressure from lower metal prices and inflationary effects on inputs,” stated Dan Dickson, Chief Executive Officer. “We announced impressive drill results from our exploration program in the quarter at Guanacevi, where we are extending and defining the vertical extents of the Porvenir Dos orebody, which is near historic working areas.”

Q3 2022 Highlights

  Steady Focus on Safety Improvement: Lost time injury frequency and severity rates continue to trend down as employees keep focus on our proactive safety orientated culture through the “Te Cuido” safety philosophy.
  Guanacevi Continued to Outperform: Silver and gold production on plan, driven by higher grades.
  Bolañitos Performance Remained Steady: Strong silver production, higher silver grades and increased throughput were offset by the impact of lower than expected gold production and gold grades.
  Metal Sales and Inventories: Sold 1,327,325 oz silver and 8,852 oz gold during the quarter. Held 1,527,548 oz silver and 3,210 oz gold of bullion inventory and 2,769 oz silver and 144 oz gold in concentrate inventory at quarter end.
  Guanacevi Delivers Positive Drill Results: Further exploration results from near mine drilling in easily accessible areas are intersecting high-grade silver-gold mineralization on the El Curso property (see News Release dated September 26, 2022).
  Positive Exploration Results at Parral: Drilling is intersecting some of the highest grades to date, with significant widths along the Veta Colorada structure (see News Release dated September 8, 2022).
  Advancing the Terronera Project: The early works program initiated last year continued, including detail engineering, critical contracts and the procurement of long lead items. Extensive due diligence work continued for project financing. The Company intends to make a formal construction decision subject to completion of a financing package and receipt of additional amended permits in the coming months.
  Completed the Acquisition of the Pitarrilla Project: The world’s largest undeveloped silver project that will form the cornerstone of the Company’s growth profile, together with Terronera and Parral.
  Divested the El Compas Property to Grupo ROSGO: Completed the sale of the property and the plant for US$5 million over five years (see News Release dated September 12, 2022).

Q3 2022 Mine Operations

Consolidated silver production increased 12% to 1,458,448 ounces in Q3 2022 compared to Q3 2021, primarily driven by increased silver production at the Guanacevi mine. The high grades at the El Curso orebody have led to improved production, allowing for production targets to be met during a period of decreased plant throughput. Local third-party ores continued to supplement mine production, amounting to 12% of quarterly processed tonnes and contributing to higher ore grades. Guanacevi throughput was 4% higher than the prior quarter but lower than plan, due to heavy rainfall in a short, concentrated period during September. Management continues to review alternatives to further increase throughput above the current 1,200 tpd capacity with changes in grinding size and leach time.

Gold production decreased by 13% to 9,194 ounces primarily due lower gold grades mined at the Bolañitos mine. The increased gold production from Guanacevi offset the gold produced from the El Compas mine, which suspended operations in Q3, 2021.

Bolañitos Q3 2022 throughput was 3% lower Q3 2021 with silver grades 5% higher and gold grades 5% lower. Silver production increased by 2% while gold production decreased by 11% at the Bolañitos mine. The change in grades were due to typical variations in the ore body.

Production Highlights for the Three and Nine Months Ended September 30, 2022

Three Months Ended September 30,				Nine Months Ended September 30,
2022	2021	% Change		2022	2021	% Change
202,745	222,461	(9%)	Throughput (tonnes)	610,253	673,932	(9%)
1,458,448	1,305,399	12%	Silver ounces produced	4,132,610	3,427,223	21%
9,194	10,541	(13%)	Gold ounces produced	27,178	32,816	(17%)
1,445,880	1,295,126	12%	Payable silver ounces produced	4,095,696	3,394,103	21%
9,039	10,328	(12%)	Payable gold ounces produced	26,705	32,177	(17%)
2,193,968	2,148,679	2%	Silver equivalent ounces produced	6,306,850	6,052,503	4%
1,327,325	699,539	90%	Silver ounces sold	3,647,987	2,443,184	49%
8,852	9,925	(11%)	Gold ounces sold	27,025	30,398	(11%)

Mine-by-mine production in the third quarter and the nine months ended September 30 was:

Production Tables for Q3 2022 by Mine (1)

Production	Tonnes	Tonnes	Grade	Grade	Recovery	Recovery	Silver	Gold
by mine	Processed	per day	Ag gpt*	Au gpt*	Ag %	Au %	Oz	Oz
Guanaceví	97,728	1,062	468	1.29	90.6%	89.9%	1,332,190	3,642
Bolañitos	105,017	1,141	43	1.88	87.0%	87.5%	126,258	5,552
Consolidated	202,745	2,204	248	1.60	90.3%	88.4%	1,458,448	9,194

*gpt = grams per tonne

Production Tables for the Nine Months Ended September 30, 2022 by Mine (1)

Production	Tonnes	Tonnes	Grade	Grade	Recovery	Recovery	Silver	Gold
by mine	Processed	per day	Ag gpt*	Au gpt*	Ag %	Au %	Oz	Oz
Guanaceví	292,998	1,073	446	1.28	87.1%	89.6%	3,660,190	10,799
Bolañitos	317,255	1,162	53	1.79	87.4%	89.7%	472,420	16,379
Consolidated	610,253	2,235	242	1.55	87.1%	89.6%	4,132,610	27,178

*gpt = grams per tonne

Q3 2022 Financial Results and Conference Call

The Company’s Q3 2022 financial results will be released before markets open on Tuesday, November 8, 2022 and a telephone conference call will be held the same day at 10:00 a.m. PT / 1:00 p.m. ET. To participate in the conference call, please dial the numbers below.

Date & Time:	Tuesday, November 8, 2022 at 10:00 a.m. PT / 1:00 p.m. ET
Telephone:	Toll-free in Canada and the US +1-800-319-4610
Local or International +1-604-638-5340
Please allow up to 10 minutes to be connected to the conference call.

Replay:	A replay of the conference call will be available by dialing (toll-free) +1-800-319-6413 in Canada and the US (toll-free) or +1-604-638-9010 outside of Canada and the US. The replay passcode is 9479#. The replay will also be available on the Company’s website at www.edrsilver.com.

About Endeavour Silver – Endeavour is a mid-tier precious metals mining company that operates two high-grade underground silver-gold mines in Mexico. Endeavour is currently advancing the Terronera mine project towards a development decision, pending financing and final permits and exploring its portfolio of exploration and development projects in Mexico, Chile and the United States to facilitate its goal to become a premier senior silver producer. Our philosophy of corporate social integrity creates value for all stakeholders.

Contact Information:

Galina Meleger, VP, Investor Relations
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (together, "forward-looking statements"). Such forward-looking statements and information herein include but are not limited to statements regarding future prospects of the Company’s mines and projects. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include but are not limited to the ultimate impact of the COVID 19 pandemic on operations and results, changes in production and costs guidance, national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices, operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development and risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the Securities and Exchange Commission and available at www.sec.gov, and Canadian securities regulatory authorities available at www.sedar.com.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued exploration and mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

1 Silver equivalent calculated using an 80:1 silver:gold ratio.